SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Amendment No. 3
KeyCorp

(Name of Issuer)
Common Stock (New)

(Title of Class of Securities)
493267-108

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☑   Rule 13d-1(b)
     ☐   Rule 13d-(c)
     ☐   Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	493267-108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	Wilmington Trust Corporation 51-0328154

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		11,965

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,070,955

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,552

WITH:	8	SHARED DISPOSITIVE POWER

		3,922

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,084,577

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%

12	TYPE OF REPORTING PERSON*

	HC

CUSIP No.	493267-108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	Wilmington Trust Company, in various fiduciary capacities 51-0055023

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware banking corporation

	5	SOLE VOTING POWER

NUMBER OF		3,959

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,070,955

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,194

WITH:	8	SHARED DISPOSITIVE POWER

		3,422

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,076,571

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%

12	TYPE OF REPORTING PERSON*

	BK

CUSIP No.	493267-108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	Wilmington Trust FSB, in various fiduciary capacities 52-1877389

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Savings Bank

	5	SOLE VOTING POWER

NUMBER OF		1,648

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,648

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	BK

CUSIP No.	493267-108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

	Wilmington Trust of Pennsylvania, in various fiduciary capacities 23-2413335

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania banking corporation

	5	SOLE VOTING POWER

NUMBER OF		6,358

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,358

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,358

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON*

	BK

CUSIP 493267-108
Item 1(a). Name of Issuer:
KeyCorp
Item 1(b). Address of Issuer’s Principal Executive Offices:
127 Public Square
Cleveland, Ohio 44114
Item 2(a). Name of Person Filing:
Wilmington Trust Corporation, Wilmington Trust Company,
Wilmington Trust FSB and Wilmington Trust of Pennsylvania
Item 2(b). Address of Principal Business Office, or if None, Residence:
1100 North Market Street
Wilmington, DE 19890
Item 2(c). Citizenship:
Wilmington Trust Corporation is a Delaware corporation;
Wilmington Trust Company is a Delaware banking corporation.
Wilmington Trust FSB is a Federal Savings Bank; and
Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation.
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
493267-108
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☑	Bank as defined in Section 3(a)(6) of the Exchange Act.
Wilmington Trust Company, Wilmington Trust FSB and Wilmington
Trust of Pennsylvania are each Banks and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act.

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☑	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
Wilmington Trust Corporation is a Parent Holding Company.

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☑	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania are a Group.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:

Wilmington Trust Corporation: 22,084,577 shares
Wilmington Trust Company: 22,076,571 shares
Wilmington Trust FSB: 1,648 shares
Wilmington Trust of Pennsylvania: 6,358 shares
     (b) Percent of class:

Wilmington Trust Corporation:	5.7%
Wilmington Trust Company:	5.7%
Wilmington Trust FSB:	0.0%
Wilmington Trust of Pennsylvania:	0.0%
     (c) Number of shares as to which Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania have:

(i) Sole power to vote or to direct the vote 11,965 shares
(ii) Shared power to vote or to direct the vote 22,070,955 shares
(iii) Sole power to dispose or to direct the disposition of 8,552 shares
(iv) Shared power to dispose or to direct the disposition of 3,922 shares
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Wilmington Trust Company:	BK
Wilmington Trust FSB:	BK
Wilmington Trust of Pennsylvania:	BK
Item 8. Identification and Classification of Members of the Group.

Wilmington Trust Corporation:	HC
Wilmington Trust Company:	BK
Wilmington Trust FSB:	BK
Wilmington Trust of Pennsylvania:	BK
Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008	Wilmington Trust Corporation
Wilmington Trust Company
Wilmington Trust FSB
Wilmington Trust of Pennsylvania

By:
Michael A. DiGregorio
Senior Vice President